August 10, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Re: YogaWorks, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-218950)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (EDT) on August 10, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated July 10, 2017, through the date hereof:

Preliminary Prospectus dated July 10, 2017:

1,640 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, COWEN AND COMPANY, LLC STEPHENS INC. GUGGENHEIM SECURITIES, LLC As Representatives of the several Underwriters COWEN AND COMPANY, LLC

By:	/s/ Alexander Chefetz
Name: Alexander Chefetz Title: Managing Director

STEPHENS INC.

By:	/s/ John Baumgartner
Name: John Baumgartner Title: Managing Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ Michael Gottlieb
Name: Michael Gottlieb Title: Managing Director

[Signature Page to Underwriter Acceleration Request]